UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

 Royal Bank of Canada
(Name of Subject Company (Issuer))

 Royal Bank of Canada
(Filing Person)
(Name of Filing Person (Offeror))

 Depositary Shares, each representing a one-fortieth interest in a share of 5.50% Noncumulative Perpetual First Preferred Shares, Series C-1
Depositary Shares, each representing a one-fortieth interest in a share of 6.750% Fixed Rate/Floating Rate Noncumulative First Preferred Shares, Series C-2
(Title of Class of Securities)

78013G402
78013G501
(CUSIP Number of Class of Securities)

Karen E. McCarthy
Vice-President, Associate General Counsel & Secretary
200 Bay Street
Royal Bank Plaza
Toronto, Ontario
Canada M5J 2J5
(416) 974-5151
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

 Copy to:

Paul Guthrie Assistant General Counsel Royal Bank of Canada 200 Bay Street Toronto, Ontario Canada M5J 2J5 (416) 974-2774	Donald R. Crawshaw Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 (212) 558-4000

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)
$297,000,677.08	$29,907.97

(1)
Estimated solely for the purpose of calculating the amount of the filing fee based upon the sum of (a) the product of (i) the offered purchase price of $26 per share for Royal Bank of Canada’s Depositary Shares (the “Series C-1 Depositary Shares”), each representing a one-fortieth interest in a share of 5.50% Noncumulative Perpetual First Preferred Shares, Series C-1 (the “Series C-1 Preferred Shares”) and (ii) a maximum of 6,900,000 Series C-1 Depositary Shares, (b) the product of (i) $30 per share for Royal Bank of Canada’s Depositary Shares (the “Series C-2 Depositary Shares”), each representing a one-fortieth interest in a share of 6.750% Fixed Rate/Floating Rate Noncumulative First Preferred Shares, Series C-2 (the “Series C-2 Preferred Shares”), and (ii) a maximum of 3,900,000 Series C-2 Depositary Shares and (c) accrued but unpaid dividends on the Series C-1 Preferred Shares and Series C-2 Preferred Shares up to, but not including, the payment date.

(2)
The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2016 issued by the Securities and Exchange Commission on August 27, 2015, equals $100.70 per $1,000,000 of the aggregate value of the transaction. The value of the transaction set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.

Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

SCHEDULE TO

This Issuer Tender Offer Statement on Schedule TO (this “Tender Offer Statement”) relates to an offer (the “Offer”) by Royal Bank of Canada, a Canadian chartered bank (“RBC”), to purchase all of its outstanding Depositary Shares (the “Series C-1 Depositary Shares”), each representing a one-fortieth interest in a share of 5.50% Noncumulative Perpetual First Preferred Shares, Series C-1 and all of its outstanding Depositary Shares (the “Series C-2 Depositary Shares”), each representing a one-fortieth interest in a share of 6.750% Fixed Rate/Floating Rate Noncumulative First Preferred Shares, Series C-2, pursuant to the terms and subject to the offer limits and other conditions described in the Offer to Purchase, dated January 25, 2016 (the “Offer to Purchase”), filed as Exhibit (a)(1)(A) hereto, and the related letter of transmittal (the “Letter of Transmittal”), filed as Exhibit (a)(1)(B) hereto.

This Tender Offer Statement is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended. The information contained in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in response to all of the items of this Tender Offer Statement, as more particularly described below.

Items 1 and 2, Items 4 through 9 and Item 11.

The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 and 2, Items 4 through 9 and Item 11 of this Tender Offer Statement.

Item 3.	Identity and Background of Filing Person.

The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Item 3 of this Tender Offer Statement.  RBC is the filing person. The business address and telephone number for all of the directors and executive officers listed under the heading “Directors and Executive Officers” in the annual information form attached as Exhibit 2 to the annual report on Form 40-F for the year ended October 31, 2015 and filed with the SEC on December 2, 2015 is: c/o Royal Bank of Canada, 200 Bay Street, Royal Bank Plaza, Toronto, Ontario, Canada M5J 2J5, +1 (416) 974-5151.

Item 10.	Financial Statements.

Not applicable.

Item 12.	Exhibits.

(a)(1)(A)	Offer to Purchase, dated January 25, 2016
(a)(1)(B)	Form of Letter of Transmittal
(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated January 25, 2016
(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated January 25, 2016
(a)(1)(E)	Text of Letter to Holders of Depositary Shares of RBC, dated January 25, 2016
(a)(2)	Not applicable
(a)(3)	Not applicable
(a)(4)	Not applicable
(a)(5)	Press Release, dated January 25, 2016
(b)	Not applicable
(c)	Not applicable
(d)(1)	By-laws of Royal Bank of Canada, dated March 31, 2006 (incorporated by reference to the Report of Foreign Private Issuer on Form 6-K filed by Royal Bank of Canada with the SEC on November 6, 2007)

(d)(2)
Deposit Agreement for Series C-1 Preferred Shares, dated November 2, 2015 (incorporated by reference to the Registration Statement on Form 8-A filed by Royal Bank of Canada with the SEC on October 30, 2015)

(d)(3)
Deposit Agreement for Series C-2 Preferred Shares, dated November 2, 2015 (incorporated by reference to the Registration Statement on Form 8-A filed by Royal Bank of Canada with the SEC on October 30, 2015)

(d)(4)
Form of Provisions Attaching to 5.50% Non-Cumulative Perpetual First Preferred Shares, Series C-1 of Royal Bank of Canada (incorporated by reference to the Registration Statement on Form
8-A filed by Royal Bank of Canada with the SEC on October 30, 2015)

(d)(5)
Form of Provisions Attaching to 6.750% Fixed Rate/Floating Rate Noncumulative First Preferred Shares, Series C-2 of Royal Bank of Canada (incorporated by reference to the Registration Statement on Form 8-A filed by Royal Bank of Canada with the SEC on October 30, 2015)

(e)	Not applicable
(f)	Not applicable
(g)	Not applicable
(h)	Not applicable

Item 13.	Information Required by Schedule 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ROYAL BANK OF CANADA

	By:	/s/ James Salem
Name: James Salem
Title: Executive Vice-President and Treasurer
Date: January 25, 2016

EXHIBITS

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated January 25, 2016
(a)(1)(B)	Form of Letter of Transmittal
(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated January 25, 2016
(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated January 25, 2016
(a)(1)(E)	Text of Letter to Holders of Depositary Shares of RBC, dated January 25, 2016
(a)(2)	Not applicable
(a)(3)	Not applicable
(a)(4)	Not applicable
(a)(5)	Press Release, dated January 25, 2016
(b)	Not applicable
(c)	Not applicable
(d)(1)	By-laws of Royal Bank of Canada, dated March 31, 2006 (incorporated by reference to the Report of Foreign Private Issuer on Form 6-K filed by Royal Bank of Canada with the SEC on November 6, 2007)
(d)(2)
Deposit Agreement for Series C-1 Preferred Shares, dated November 2, 2015 (incorporated by reference to the Registration Statement on Form 8-A filed by Royal Bank of Canada with the SEC on October 30, 2015)

(d)(3)
Deposit Agreement for Series C-2 Preferred Shares, dated November 2, 2015 (incorporated by reference to the Registration Statement on Form 8-A filed by Royal Bank of Canada with the SEC on October 30, 2015)

(d)(4)
Form of Provisions Attaching to 5.50% Non-Cumulative Perpetual First Preferred Shares, Series
C-1 of Royal Bank of Canada (incorporated by reference to the Registration Statement on Form 8-A filed by Royal Bank of Canada with the SEC on October 30, 2015)

(d)(5)
Form of Provisions Attaching to 6.750% Fixed Rate/Floating Rate Noncumulative First Preferred Shares, Series C-2 of Royal Bank of Canada (incorporated by reference to the Registration Statement on Form 8-A filed by Royal Bank of Canada with the SEC on October 30, 2015)

(e)	Not applicable